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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of May, 2003	Commission File Number: 1-14678

CANADIAN IMPERIAL BANK OF COMMERCE
(Translation of Registrant's Name into English)

Commerce Court
Toronto, Ontario
Canada M5L 1A2
(Address of Registrant's Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☐                        Form 40-F ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐                        No ☒

        If "Yes" is marked, indicate below the file assigned to the registrant in connection with Rule 12g-3-2(b): 82-

        The information contained in this report is incorporated by reference into the Registration Statement on Form F-3 (no. 333-104577).

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

June 5, 2003	CANADIAN IMPERIAL BANK OF COMMERCE
	By:	/s/ PETER KAY Name: Peter Kay Title: Senior Vice-President
	By:	/s/ D. G. DICKINSON Name: D. G. Dickinson Title: Vice-President

INDEX OF EXHIBITS

Exhibit 99.1	Distribution Agreement, dated May 28, 2003, between Canadian Imperial Bank of Commerce and CIBC World Markets Corp.

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SIGNATURE
INDEX OF EXHIBITS